November 20, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Tamika N. Sheppard

Re:	Gyre Therapeutics, Inc.
Registration Statement on Form S-3 (File No. 333-283237)

Ladies and Gentlemen:

Gyre Therapeutics, Inc. hereby respectfully requests that, pursuant to Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of the above-referenced Registration Statement on Form S‑3 be accelerated so that it will become effective on November 22, 2024, at 4:15 p.m., Eastern Time, or as soon as practicable thereafter, unless we or our outside counsel, Gibson, Dunn & Crutcher LLP, request by telephone that such Registration Statement be declared effective at some other time.

We request that we be notified of such effectiveness by a telephone call to Branden C. Berns of Gibson, Dunn & Crutcher at (415) 393-4631.

Sincerely,

GYRE THERAPEUTICS, INC.

By:	/s/ Han Ying
Han Ying, Ph.D.
Chief Executive Officer

cc:	Ruoyu Chen, Gyre Therapeutics, Inc. Ryan A. Murr, Gibson, Dunn & Crutcher LLP Branden C. Berns, Gibson, Dunn & Crutcher LLP